UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2008

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On April 9, 2008, NTS Mortgage Income Fund sent a letter to its stockholders. A copy of the letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>:
      99.1   Letter to Stockholders dated April 9, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Secretary/Treasurer/CFO

Date: April 9, 2008

EXHIBIT 99.1



7103 S. Revere Parkway
Centennial, CO 80112

NOTICE TO STOCKHOLDERS DATED APRIL 9, 2008

April 9, 2008

Dear NTS Mortgage Income Fund Stockholder:

We are writing to update you concerning the Fund and its progress to dissolution and liquidation since our last letter in December 2007. Enclosed is the Fund's recent filing (Form 10-K) with the Securities and Exchange Commission, which includes its audited financial statements for the period ending December 31, 2007.

As widely reported in the media, the downturn in the residential real estate market, which began in 2006, continued and worsened in 2007. The market deterioration is reflected in a pronounced decrease in sales at the Fund's remaining significant development property, Fawn Lake, which is located in the Washington, DC area. The Fund's revenues in 2007 totaled approximately $3 million, down from approximately $22.5 and $9.5 million in 2005 and 2006, respectively. The sales at Fawn Lake were insufficient to cover the cost of the Fund's operations. As a result, the Fund had a net loss of approximately $2.4 million in 2007. By almost all financial measures, 2007 was the Fund's worst performing year since it began full operation.

The current market conditions, along with the Fund's disappointing performance in 2007, have resulted in the addition of an explanatory note to the opinion issued by our auditors on the enclosed financial statements. This means that if the Fund cannot refinance its mortgage note due on May 1, 2008, its ability to continue as a going concern is in doubt. At this time, management is diligently pursuing options to renew or replace the mortgage note. There is no assurance, however, that this will occur before its due date.

We are uncertain when the residential real estate market conditions might improve. The general economic downturn, including the likelihood of a recession in the United States, coupled with the turmoil in the credit markets, have led some market analysts to suggest that the slump in the residential real estate market will likely continue into 2009 and possibly beyond. With the Fund approaching its dissolution date of December 31, 2008, these factors will likely adversely impact liquidation distributions. Unless otherwise extended, the Fund has up to three years to complete its liquidation after it files for dissolution.

As we previously reported, the Board retained a nationally-recognized, independent real estate advisor to analyze the Fawn Lake development and suggest ways to maximize its value. The adviser's analysis indicates that continuing the Fund's operations through the three-year liquidation period is financially beneficial to the Fund. That is, the advisor believes the Fawn Lake development likely will be worth significantly more in 2011 than today, even with incurring the carrying costs during the interim period. We concur with the recommendation and, accordingly, intend to continue operations at Fawn Lake following dissolution rather than attempt an immediate sale subject to our ability to refinance for the mortgage note as discussed above.

NTS Guaranty Corporation has guaranteed that at the time the Fund completes its liquidation, the total distributions made by the Fund to its stockholders during the Fund's existence will at least be equal to the stockholders' original capital contributions. As of December 31, 2007, the original capital contributions attributable to the Fund's outstanding shares aggregated $63,690,000. Also as of December 31, 2007, the Fund made totaled distributions of approximately $23,141,000. NTS Guaranty Corporation's guaranty liability, however, is expressly limited to its assets. The sole asset of NTS Guaranty Corporation is a $10 million demand note from Mr. J.D. Nichols, the Chairman of the Fund's Board of Directors.

The Fund incorporated the analysis conducted by the independent real estate adviser concerning the Fawn Lake development into its most recent estimates of anticipated distributions through completion of its liquidation. The economic downturn in the residential real estate market in general, and, in particular, in the Washington, DC metro market, have had a dramatic negative impact on the Fund's estimates of the likely net profits to be generated from the Fawn Lake development through completion of the Fund's liquidation. *Based upon the most recent analysis, we currently anticipate that after payment of all of the Fund's liabilities, the proceeds from future property sales and liquidation of other assets, together with a $10 million payment from NTS Guaranty Corporation, there will be the insufficient funds to return to the Fund's stockholders an amount equal to their original capital contributions.* As final liquidating distributions are not likely for several years, these estimates may change significantly. The current estimate, however, reflects a substantial shortfall, which, at this time, we anticipate is unlikely to be recovered prior to the issuance of final liquidating distributions.

We will continue to provide periodic updates concerning the Fund, its operations and liquidation as we approach the dissolution date of December 31, 2008. In the interim, further information regarding the Fund can be obtained on our website, *www.ntsdevelopment.com*. We make available on the website, free of charge, the Fund's quarterly and annual reports along with other information on the Fund. If you have further questions, you may also contact our Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Mortgage Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate", "believe", or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risks and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the Private Securities Act of 1995 should be evaluated in the context of the factors.